B2GOLD CORP.
Consolidated Financial Statements
December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company of December 31, 2017 and 2016 and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting, included in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, Canada
March 14, 2018

We have served as the Company’s auditor since 2007.

2

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2017	2016

Gold revenue	$638,677	$683,293

Cost of sales
Production costs (Note 19)	(302,394)	(275,400)
Depreciation and depletion	(160,469)	(172,324)
Royalties and production taxes	(25,530)	(25,493)
Total cost of sales	(488,393)	(473,217)

Gross profit	150,284	210,076

General and administrative	(43,613)	(40,918)
Share-based payments (Note 12)	(18,127)	(13,651)
Gain on sale of Lynn Lake royalty (Note 8)	6,593	—
Write-down of mineral property interests (Note 8)	(4,150)	(5,068)
Loss on sale of mineral properties (Note 8)	—	(9,886)
Provision for non-recoverable input taxes	(2,180)	(2,767)
Foreign exchange losses	(1,012)	(2,737)
Other	(1,145)	(8,791)
Operating income	86,650	126,258

Unrealized loss on fair value of convertible notes (Note 10)	(11,144)	(46,742)
Community relations	(5,512)	(5,051)
Interest and financing expense	(12,906)	(10,184)
Realized loss on derivative instruments (Note 14)	(3,364)	(13,962)
Unrealized gain on derivative instruments (Note 14)	9,684	22,697
Write-down of long-term investments (Note 7)	(1,613)	(2,856)
Other	7,101	(1,630)
Income before taxes	68,896	68,530

Current income tax, withholding and other taxes (Note 16)	(27,500)	(25,064)
Deferred income tax recovery (expense) (Note 16)	20,170	(4,866)
Net income for the year	$61,566	$38,600

Attributable to:
Shareholders of the Company	$56,852	$39,131
Non-controlling interests	4,714	(531)
Net income for the year	$61,566	$38,600

Earnings per share (attributable to shareholders of the Company)(Note 12)
Basic	$0.06	$0.04
Diluted	$0.06	$0.04

Weighted average number of common shares outstanding (in thousands)(Note 12)
Basic	976,366	941,737
Diluted	991,413	955,145

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2017	2016

Net income for the year	$61,566	$38,600

Other comprehensive income
Items that may be reclassified subsequently to net income:
Unrealized gain on investments, net of deferred tax expense (Note 7)	1,141	819
Other comprehensive income for the year	1,141	819

Total comprehensive income for the year	$62,707	$39,419

Other comprehensive income attributable to:
Shareholders of the Company	$1,141	$819
Non-controlling interests	—	—
	$1,141	$819
Total comprehensive income attributable to:
Shareholders of the Company	$57,993	$39,950
Non-controlling interests	4,714	(531)
	$62,707	$39,419

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2017	2016
Operating activities
Net income for the year	$61,566	$38,600
Mine restoration provisions settled (Note 11)	(320)	(153)
Non-cash charges (Note 17)	109,818	245,434
Changes in non-cash working capital (Note 17)	(39,681)	2,011
Proceeds from prepaid sales (Note 13)	30,000	120,000
Changes in long-term value added tax receivables	(6,383)	5,919
Cash provided by operating activities	155,000	411,811

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 10)	145,341	100,000
Repayment of revolving credit facility (Note 10)	—	(125,000)
Fekola equipment loan facility, drawdowns net of transaction costs (Note 10)	54,025	—
Repayment of Fekola equipment loan facility (Note 10)	(6,648)	—
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 10)	6,085	11,043
Repayment of Otjikoto equipment loan facility (Note 10)	(9,697)	(8,360)
Masbate equipment loan facility, drawdowns net of transaction costs (Note 10)	8,114	—
Repayment of Masbate equipment loan facility (Note 10)	(437)	—
Repayment of Nicaraguan equipment loans	(1,556)	(1,783)
Common shares issued for cash on exercise of stock options (Note 12)	26,503	39,758
Common shares issued under At-The-Market offering, net of issuance costs (Note 12)	—	44,467
Interest and commitment fees paid	(20,623)	(18,336)
Restricted cash movement	(8,085)	(1,319)
Cash provided by financing activities	193,022	40,470

Investing activities
Expenditures on mining interests:
Fekola Mine, construction capital	(222,395)	(241,739)
Fekola Mine, sales proceeds net of pre-production costs	73,387	—
Fekola Mine, development and sustaining capital	(4,423)	—
Otjikoto Mine, development and sustaining capital	(41,172)	(39,241)
Masbate Mine, development and sustaining capital	(52,587)	(31,892)
Libertad Mine, development and sustaining capital	(23,806)	(18,543)
Limon Mine, development and sustaining capital	(16,048)	(7,749)
Gramalote Project, prefeasibility and exploration	(11,967)	(11,784)
Other exploration and development (Note 17)	(53,673)	(37,036)
Purchase of non-controlling interest	(1,500)	(6,000)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 8)	6,593	—
Other	748	2,137
Cash used by investing activities	(346,843)	(391,847)

Increase in cash and cash equivalents	1,179	60,434

Effect of exchange rate changes on cash and cash equivalents	1,618	(906)
Cash and cash equivalents, beginning of year	144,671	85,143
Cash and cash equivalents, end of year	$147,468	$144,671

Supplementary cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2017	2016
Assets
Current
Cash and cash equivalents	$147,468	$144,671
Accounts receivable, prepaids and other	20,603	10,723
Value-added and other tax receivables	21,335	16,984
Inventories (Note 6)	206,445	104,691
	395,851	277,069
Long-term investments (Note 7)	9,744	10,028
Value-added tax receivables	22,318	18,024
Mining interests (Note 8 and Note 22 – Schedules)
- Owned by subsidiaries	2,124,133	1,950,356
- Investments in joint ventures	65,830	53,724
Other assets (Note 9)	39,848	26,934
Deferred income taxes (Note 16)	27,433	—
	$2,685,157	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$95,092	$78,037
Current income and other taxes payable	26,448	16,865
Current portion of derivative instruments at fair value (Note 14)	4,952	3,466
Current portion of long-term debt (Note 10)	302,630	13,935
Current portion of prepaid sales (Note 13)	60,000	57,450
Current portion of mine restoration provisions (Note 11)	1,819	—
Other current liabilities	3,603	6,288
	494,544	176,041
Derivative instruments at fair value (Note 14)	—	6,439
Long-term debt (Note 10)	399,551	472,845
Prepaid sales (Note 13)	30,000	62,550
Mine restoration provisions (Note 11)	96,627	81,162
Deferred income taxes (Note 16)	81,518	74,072
Employee benefits obligation	14,708	7,860
Other long-term liabilities	1,816	602
	1,118,764	881,571
Equity
Shareholders’ equity
Share capital (Note 12)
Issued: 980,932,908 common shares (Dec 31, 2016 – 964,892,433)	2,197,267	2,151,993
Contributed surplus	60,039	56,191
Accumulated other comprehensive loss	(94,294)	(95,435)
Deficit	(610,908)	(667,760)
	1,552,104	1,444,989
Non-controlling interests	14,289	9,575
	1,566,393	1,454,564
	$2,685,157	$2,336,135
Commitments (Note 21)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income for the year	—	—	—	—	56,852	4,714	61,566
Unrealized gain on investments, net of deferred tax expense (Note 7)	—	—	—	1,141	—	—	1,141
Shares issued on exercise of stock options (Note 12)	13,343	25,658	—	—	—	—	25,658
Shares pending issuance on exercise of stock options	174	410	—	—	—	—	410
Shares issued on vesting of RSUs (Note 12)	1,760	3,584	(3,584)	—	—	—	—
Shares issued for purchase of non-controlling interest	764	2,000	—	—	—	—	2,000
Share-based payments (Note 12)	—	—	21,054	—	—	—	21,054
Transfer to share capital on exercise of stock options	—	13,622	(13,622)	—	—	—	—

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

	2016
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254)	$(706,891)	$8,855	$1,312,539

Net income (loss) for the year	—	—	—	—	39,131	(531)	38,600
Unrealized gain on investments, net of deferred tax expense (Note 7)	—	—	—	819	—	—	819
Shares issued under At-The-Market offering (Note 12)	14,847	44,204	—	—	—	—	44,204
Shares issued on exercise of stock options (Note 12)	19,458	39,758	—	—	—	—	39,758
Shares pending issuance on exercise of stock options	365	843	—	—	—	—	843
Shares issued on vesting of RSUs (Note 12)	2,533	4,984	(4,984)	—	—	—	—
Shares issued for mineral interests	616	1,716	—	—	—	—	1,716
Shares issued from incentive trust (Note 12)	—	16	—	—	—	—	16
Share-based payments (Note 12)	—	—	14,818	—	—	—	14,818
Non-controlling interest related to Kronk Resources Inc.	—	—	—	—	—	1,251	1,251
Transfer to share capital on exercise of stock options and incentive plan shares	—	23,694	(23,694)	—	—	—	—

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, which commenced commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines, and the Libertad Mine and the Limon Mine in Nicaragua. The Company presently has an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2017. These consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2018.

3	Recent accounting pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. Retrospective application is required, but there is no requirement to restate comparative periods disclosed.

Upon adoption of IFRS 9, the Company's long-term investments (Note 7), which are currently classified as available-for-sale, will be designated as financial assets at fair value through other comprehensive income. Long-term investments will be recorded initially at fair value, with subsequent changes in the fair value recognized in the statement of other comprehensive income and not reclassified to net income upon disposition. Based on the Company's preliminary calculations, this designation will result in a reclassification a $34.6 million loss from deficit to accumulated other comprehensive loss, all within equity, on January 1, 2018.

In addition, the treatment of the Company's convertible senior subordinated notes (the "notes"), which are designated at fair value through profit and loss (Note 10), will change upon adoption of IFRS 9. The new standard requires that the portion of the change in the fair value of the notes relating to the change in the Company’s credit risk be recorded through statement of other comprehensive income.  Based on the Company's preliminary calculations, this change will result in a reclassification of $10.8 million from deficit to accumulated comprehensive loss, all within equity, on January 1, 2018.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”) (Note 8)	100
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
-	Triton Minera S.A. (“Limon”)	95
-	Kiaka Gold SA (“Kiaka”)	100
-	Mocoa Ventures Ltd. (“Mocoa”)	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote property located in Colombia operates as an incorporated joint venture with AngloGold Ashanti Limited (“AngloGold”) which is accounted for as a jointly controlled entity (“JCE”). The Company does not control, either directly or indirectly, this JCE. B2Gold accounts for its interest in this JCE using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

During the year ended December 31, 2016, the Company determined that, in accordance with IFRS 10, it gained control of Kronk Resources Inc. (“Kronk”), a related private company incorporated in Ontario. As a result, the Company has included the results of Kronk in its consolidated results for the year ended December 31, 2017. Kronk has $0.9 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a cash generating unit (“CGU”) to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to $nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a reorganization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation) and are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses, depreciation, amortization or impairment.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•
Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•
Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair value due to the short term to maturity. Where necessary, accounts receivable are net of allowances for uncollectable amounts. Accounts receivable are classified as loans and receivables and accounts payable and accrued liabilities are classified as financial liabilities.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Debt

The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit and loss or loans and borrowings, as appropriate. Debt classified as loan and borrowings is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt designated as fair value through profit and loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales of ounces produced during this period are offset against capitalized costs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

•	The status of environmental permits; and

•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs of disposal” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement;

(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or

(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires estimates and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. The following are the estimates, assumptions and areas of judgment applied by management that most significantly affect the Company’s financial statements. These sources of estimation uncertainty have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

6	Inventories

	2017	2016
	$	$

Gold and silver bullion	47,916	21,220
In-process inventory	11,464	8,365
Ore stock-pile inventory	55,498	15,874
Materials and supplies	91,567	59,232
	206,445	104,691

Ore stock-pile inventory includes amounts for the Fekola Mine of $38.5 million (2016 - nil), for the Otjikoto Mine of $12.6 million (2016 – $6.6 million), and for the Masbate Mine of $3.9 million (2016 - $8.8 million).

7	Long-term investments

	2017				2016
	Cost	Total Impairment	AOCI	Fair Value	Cost	Total Impairment	AOCI	Fair Value
	$	$	$	$	$	$	$	$

Available-for-sale investments:
Calibre Mining Corp.	7,844	(4,330)	2,012	5,526	7,844	(4,330)	2,059	5,573
RTG Mining Inc.	13,400	(12,095)	1,283	2,588	13,400	(10,977)	—	2,423
St. Augustine Gold & Copper Ltd.	20,193	(18,658)	91	1,626	20,193	(18,163)	—	2,030
Goldstone Resources Ltd.	20	(18)	2	4	20	(18)	—	2
Balance, end of year	41,457	(35,101)	3,388	9,744	41,457	(33,488)	2,059	10,028

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA Mining Limited in 2013 acquired investments in the securities of St. Augustine Gold & Copper Ltd. and RTG Mining Inc.

During 2017, the Company recorded an impairment loss totalling $1.6 million (2016 - $2.9 million) in the statement of operations, as a result of a significant further decline in the fair value of its available-for-sale equity securities. At December 31, 2017, the Company recorded a $1.1 million unrealized gain net of related deferred income taxes of $0.2 million (2016 - $0.8 million unrealized gain net of related deferred income taxes of $0.3 million) in the statement of other comprehensive income (“OCI”), as a result of a change in the fair value of its investments.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Mining interests

	2017	2016
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,094,784	—
Accumulated depreciation and depletion	(35,477)	—
	1,059,307	—
Otjikoto Mine, Namibia
Cost	527,069	481,378
Accumulated depreciation and depletion	(163,153)	(95,698)
	363,916	385,680
Masbate Mine, Philippines
Cost, net of impairment	625,722	517,457
Accumulated depreciation and depletion	(193,925)	(165,224)
	431,797	352,233
Libertad Mine, Nicaragua
Cost, net of impairment	335,651	300,816
Accumulated depreciation and depletion	(263,838)	(226,488)
	71,813	74,328
Limon Mine, Nicaragua
Cost, net of impairment	173,358	151,186
Accumulated depreciation and depletion	(127,740)	(107,255)
	45,618	43,931

Masbate undeveloped mineral interests, net of impairment (non-depletable)	—	60,880

Mine under construction (non-depletable)
Fekola, Mali	—	908,855

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	69,989	64,907
Mocoa, Colombia	29,041	29,004
Fekola Regional, Mali	17,211	9,326
Toega, Burkina Faso	10,603	4,819
Ondundu, Namibia	5,246	2,130
Other	18,881	13,776
	150,971	123,962
Corporate & other
Office, furniture and equipment, net	711	487
	2,124,133	1,950,356
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	65,830	53,724
	2,189,963	2,004,080

Fekola

On November 30, 2017, management determined that the Fekola Mine achieved commercial production. Effective December 1, 2017, revenues and production costs relating to Fekola gold production were recorded in the statement of operations. Sales proceeds relating to the pre-commercial production period of $100.9 million net of costs of $27.5 million were offset against the amounts capitalized for the Fekola Mine property, plant and equipment.

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Fekola in the amount of $20.1 million (2016 - $10.7 million). This interest was calculated using an effective interest

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving credit facility (Note 10).

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Mine. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Mine.

Masbate

As reported by the Company on February 2, 2017, the Department of Natural Resources announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. The Company believes that it continues to be in compliance with Philippine’s laws and regulations.

During the year ended December 31, 2017, the Company reclassified $60.9 million (2016 - $11.8 million) from the Masbate undeveloped mineral interest to the Masbate Mine based on the conversion of undeveloped mineral interests to resource ounces expected to be processed.

Sale of Lynn Lake Royalty

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfill the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

Calibre

On December 8, 2016, the Company restructured its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. In exchange for its 51% interest in the joint operation, the Company received 23.5 million common shares of Calibre valued at $2.1 million and a 1.5% net smelter returns royalty agreement to which no value was assigned. The Company realized a loss of $9.9 million on the sale, which was recorded in the statement of operations for the year ended December 31, 2016.

Chile

During the year ended December 31, 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the Company wrote-off expenditures totalling $3.7 million related to these projects during the year ended December 31, 2016.

Other

During the year-ended December 31, 2017, the Company wrote-off $4.2 million relating to other mineral properties in Namibia and Mali.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Other assets

	2017	2016
	$	$

Debt service reserve account (Note 10)	12,918	5,235
Low-grade stockpile	11,727	6,909
Loan receivable, including accrued interest	7,718	7,181
Derivative instruments at fair value (Note 14)	2,768	1,585
Reclamation deposits	2,353	2,177
Other	2,364	3,847
	39,848	26,934

10	Long-term debt

	2017	2016
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	18,900	4,043
	277,650	262,793
Revolving credit facility:
Principal amount	350,000	200,000
Less: unamortized transaction costs	(5,851)	(3,047)
	344,149	196,953
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	50,569	—
Otjikoto equipment loan facility (net of unamortized transaction costs)	20,750	24,134
Masbate equipment loan facility (net of unamortized transaction costs)	7,719	—
Nicaraguan equipment loans	1,344	2,900
	80,382	27,034
	702,181	486,780
Less: current portion	(302,630)	(13,935)
	399,551	472,845

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.8 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

The Company could not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company could redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the conversion price on each applicable trading day. The Company may also redeem the notes, if certain tax laws related to Canadian withholding tax change subject to certain further conditions.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has designated the entire amount owing under the notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The loss on fair value of convertible notes recorded in the statement of operations for the year ended December 31, 2017 was $11.1 million (2016 – $46.7 million). For 2017, the change in fair value of the notes recognized in the statement of operations is stated after reducing it by $12.1 million of interest expense (2016 - $7.2 million) which was attributable to eligible expenditures at the Fekola Mine.

Interest payments for the year ended December 31, 2017 were $8.4 million (2016 – $8.4 million).

Revolving credit facility

On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “RCF”) for an aggregate amount of $350 million. The RCF also incorporated an accordion feature whereby, upon receipt of additional binding commitments, the facility could be increased to $450 million any time prior to the maturity date. On May 8, 2017, Canadian Imperial Bank of Commerce joined the RCF Bank Lending Syndicate and the aggregate amount of the RCF increased from $350 million to $425 million. On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") for an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.

The amended RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. From January 1, 2018, to October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, then the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less, and (2) maturity of the convertible notes on October 1, 2018.

The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2017, the Company was in compliance with these debt covenants.

At December 31, 2017, the Company had drawn down $350 million under the amended RCF with a balance of $150 million remaining available for future drawdowns.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2017, the interest and financing expense relating to the amended RCF recognized in the statement of operations was reduced by $7.9 million (2016 - $3.5 million), which was attributable to eligible expenditures at the Fekola Mine and capitalized to the carrying amount of the property.

Subsequent to December 31, 2017, the Company repaid $50 million under the amended RCF leaving an undrawn and available balance of $200 million.

Fekola equipment loan facility

During 2016, the Company entered into a Euro 71.4 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. During the year ended December 31, 2017, the Company drew down Euro 49.4 million ($54.4 million equivalent) under the facility.

The equipment facility is available for a period that commenced on February 13, 2017, (the “Financial Close Date”) and ends on the earlier of the day when the equipment facility is fully drawn and 30 months from the Financial Close Date. The equipment facility may be drawn in instalments of not less than Euro 5 million, and each such instalment shall be treated as a separate equipment loan. As at December 31, 2017, Euro 22.0 million ($26.4 million equivalent) was available for future drawdowns.

The Borrower is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2017, the balance in the DSRA account was Euro 6.2 million ($7.5 million equivalent, see Note 9).

Each equipment loan is repayable in 20 equal quarterly instalments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the DSRA.

Otjikoto equipment loan facility

On May 30, 2017, the term over which loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown. During the year ended December 31, 2017, the Company drew down the full $6.2 million under the facility (2016 - $11.0 million).

Each loan is repayable in 20 equal quarterly instalments. The final repayment date shall now be the earlier of the date when the last loan advanced under the facility falls due and December 31, 2023. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly. Transaction costs relating to the facility totalled approximately $1.7 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2017, the balance in the DSRA was $5.4 million (2016 - $5.2 million) (Note 9).

The indebtedness of the Company under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Company’s wholly owned subsidiary, B2Gold Namibia Minerals (Proprietary) Limited, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the B2Gold Namibia Minerals (Proprietary) Limited’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate equipment loan facility

On June 1, 2017, the Company entered into a $17.8 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. The equipment facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The equipment facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan.

During the year ended December 31, 2017, the Company drew down $8.7 million under the facility. As at December 31, 2017, $9.1 million was available for future drawdowns.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2017:

	2018	2019	2020	2021	2022	Total
	$	$	$	$	$	$

Convertible senior subordinated notes:
Principal	258,750	—	—	—	—	258,750
Interest	8,409	—	—	—	—	8,409

Revolving credit facility:
Principal	—	—	—	350,000	—	350,000
Interest & commitment fees (estimated)	22,836	17,117	17,117	8,892	—	65,962

Fekola equipment loan facility:
Principal	11,857	11,857	11,857	11,857	5,076	52,504
Interest (estimated)	2,483	1,870	1,261	644	114	6,372

Otjikoto equipment loan facility:
Principal	10,319	4,869	3,453	1,958	647	21,246
Interest (estimated)	795	428	234	84	12	1,553

Masbate equipment loan facility:
Principal	1,749	1,749	1,749	1,749	1,311	8,307
Interest (estimated)	400	309	218	126	34	1,087

Nicaraguan equipment loans:
Principal	1,056	247	41	—	—	1,344
Interest (estimated)	37	8	—	—	—	45
	318,691	38,454	35,930	375,310	7,194	775,579

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

11	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2017, management used a risk-free rate applicable to each location’s functional currency ranging from 2.15% to 2.51% and an inflation rate of 2.1%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $101.8 million at December 31, 2017. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2021 to 2041.

The following table shows the movement in the provision for mine restoration provisions:

	2017	2016
	$	$

Balance, beginning of year	81,162	64,022
Reclamation spending	(320)	(153)
Accretion expense	1,855	1,144
Change in obligation	15,749	16,149
Balance, end of year	98,446	81,162
Less: current portion	(1,819)	—
	96,627	81,162

12	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2017, the Company had 980,932,908 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During 2017, the Company received $25.7 million (2016 - $39.8 million) pursuant to the exercise of 13.3 million (2016 – 19.5 million) stock options.

During the year ended December 31, 2016, the Company issued approximately 14.8 million shares for proceeds of $44.2 million net of transaction costs of $2.0 million under the Company’s At-The-Market offering.

During the year ended December 31, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award).

Stock options

During 2017, approximately 23.0 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $3.27 to Cdn. $4.05 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $26.6 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.3%, an expected life of up to 3 years, an expected volatility ranging from 61% to 62%, and a dividend yield rate of nil.

During 2016, approximately 15.4 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $1.12 to Cdn. $3.45 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $7.3 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.7%, an expected life of up to 3 years, an expected volatility of approximately 60% to 63%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2017, share-based payments expense, relating to the vesting of stock options, was $13.8 million (2016 - $7.9 million), net of $3.4 million (2016 - $1.1 million) capitalized to mining interests.

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2015	59,124	2.69
Granted	15,446	1.52
Exercised	(19,458)	2.66
Forfeited or expired	(4,702)	3.72
Outstanding at December 31, 2016	50,410	2.24
Granted	22,968	3.65
Exercised	(13,708)	2.54
Forfeited or expired	(2,068)	3.27
Outstanding at December 31, 2017	57,602	2.70

During 2017, 13.7 million (2016 – 19.5 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $3.87 (2016 – Cdn. $3.73).

Stock options outstanding and exercisable as at December 31, 2017 are as follows:

Range of exercise prices (in Cdn.$)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn.$)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn.$)

0.84 – 0.99	211	0.62	0.84	211	0.84
1.00 – 1.99	9,805	3.09	1.13	4,682	1.13
2.00 – 2.99	16,434	2.14	2.09	12,760	2.09
3.00 – 3.99	31,077	3.63	3.52	12,123	3.34
4.00 – 4.99	75	4.10	4.05	25	4.05
	57,602	3.10	2.70	29,801	2.44

Subsequent to December 31, 2017, the Company issued 1.7 million shares for proceeds of $3.4 million upon the exercise of stock options.

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2017, the Company granted approximately 1.8 million (2016 – 2.1 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $5.1 million (2016 - $3.3 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2017, share-based payments expense, relating to the vesting of RSUs, was $3.6 million (2016 - $3.7 million), net of $0.3 million (2016 - $0.1 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2015	1,716
Granted	2,054
Vested and converted to common shares	(2,533)
Outstanding at December 31, 2016	1,237
Granted	1,793
Vested and converted to common shares	(1,760)
Outstanding at December 31, 2017	1,270

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

During the year ended December 31, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award).

Deferred share unit plan

During the year ended December 31, 2017, the Company established a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director will be required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash.

On December 13, 2017, the Company issued 225,000 DSUs with a fair market value of $0.6 million to directors of the Company.

Earnings per share

The following is the calculation of diluted net income for the year:

	2017	2016
	$	$

Basic and diluted net income for the year (attributable to shareholders of the Company)	$56,852	$39,131

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the calculation of diluted weighted average number of shares outstanding for the year:

	2017	2016
	$	$

Basic weighted average number of shares outstanding (in thousands)	976,366	941,737

Effect of dilutive securities:
Stock options	14,627	12,638
Restricted share units	420	770
Diluted weighted average number of shares outstanding (in thousands)	991,413	955,145

The following is the basic and diluted earnings per share:

	2017	2016
	$	$

Earnings per share (attributable to shareholders of the Company)
Basic	$0.06	$0.04
Diluted	$0.06	$0.04

13	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a Prepaid Sales liability at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the year ended December 31, 2017, the Company delivered 51,633 ounces into contracts valued at $60 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations. During the year ended December 31, 2017, the Company entered into further Prepaid Sales contracts totalling $30 million for delivery of 25,282 ounces of gold.

As at December 31, 2017, the Company had $90 million of outstanding contracts for the delivery of 76,915 ounces with 51,633 ounces to be delivered during 2018 and 25,282 ounces during 2019. As the Company physically delivers ounces into the contracts, the Prepaid Sales liability will be recognised as gold revenue in the statement of operations based on the contract price.

14	Derivative financial instruments

Gold forwards

On June 11, 2015, the Company novated certain executory contracts to the counterparties of the amended RCF (Note 10). The novated contracts were repriced. As a result of the repricing, the contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation.

For the year ended December 31, 2017, the Company recorded an unrealized derivative gain of $5.1 million (2016 - $11.4 million) in the statement of operations on these contracts.

As at December 31, 2017, the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 35,916 ounces during 2018 at an average price of 15,044 Rand per ounce which are recorded at fair value through the statement of operations. The unrealized fair value of these contracts at December 31, 2017 was $(5.0) million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Forward contracts – fuel oil, gas oil, diesel

During the year ended December 31, 2017, the Company entered into additional series of forward contracts for the purchase of 46,842,000 litres of fuel oil, 29,375,000 of gas oil and 1,079,000 litres of diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2017, the Company recorded an unrealized derivative gain of $4.6 million (2016 – $11.0 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2017:

	2018	2019	2020	Total

Forward – fuel oil:
Litres (thousands)	45,480	25,860	1,177	72,517
Average strike price	$0.30	$0.30	$0.29	$0.30

Forward – gas oil:
Litres (thousands)	23,458	15,408	745	39,611
Average strike price	$0.41	$0.41	$0.42	$0.41

Forward – diesel:
Litres (thousands)	3,910	1,399	47	5,356
Average strike price	$0.41	$0.43	$0.41	$0.42

The unrealized fair value of these contracts at December 31, 2017 was $7.4 million.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at December 31, 2017 was $1.2 million.

15	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, interest rate swaps, and debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2017, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2017		As at December 31, 2016
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	9,744	—	10,028	—
Convertible senior subordinated notes (Note 10)	—	(277,650)	—	(262,793)
Gold forward contracts (Note 14)	—	(4,952)	—	(10,017)
Fuel derivative contracts (Note 14)	—	7,366	—	2,760
Interest rate swaps (Note 14)	—	1,246	—	1,122

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.

The fair value of the fuel derivative contracts, gold derivative contracts and interest rate swaps was determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's other financial instruments approximate their carrying value.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2017, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and counter-party risk for its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2017, the Company had cash and cash equivalents of $147.5 million. Cash provided by operating activities totalled $155.0 million for the year ended December 31, 2017. As at December 31, 2017, the Company had a $500 million Revolving Credit Facility of which $350 million had been utilized leaving an undrawn balance of $150 million.

As at December 31, 2017, the Company had $26.4 million available under its Fekola equipment loan facility and $9.1 million available under its Masbate equipment loan facility. The Company had drawn down the full amount available under its Otjikoto equipment loan facility.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2017, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 10 for debt repayments and Note 21 for capital expenditure commitments.

	2018	2019	2020	2021	2022	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	95,092	—	—	—	—	95,092
Derivative liabilities	4,952	—	—	—	—	4,952
Convertible senior subordinated notes:
Principal	258,750	—	—	—	—	258,750
Interest	8,409	—	—	—	—	8,409
Revolving credit facility:
Principal	—	—	—	350,000	—	350,000
Interest & commitment fees (estimated)	22,836	17,117	17,117	8,892	—	65,962
Fekola equipment loan facility:
Principal	11,857	11,857	11,857	11,857	5,076	52,504
Interest (estimated)	2,483	1,870	1,261	644	114	6,372
Otjikoto equipment loan facility:
Principal	10,319	4,869	3,453	1,958	647	21,246
Interest (estimated)	795	428	234	84	12	1,553
Masbate equipment loan facility:
Principal	1,749	1,749	1,749	1,749	1,311	8,307
Interest (estimated)	400	309	218	126	34	1,087
Nicaraguan equipment loans:
Principal	1,056	247	41	—	—	1,344
Interest (estimated)	37	8	—	—	—	45
	418,735	38,454	35,930	375,310	7,194	875,623

Operating lease commitments	3,865	1,723	1,171	1,075	392	8,226
Capital expenditure commitments	10,513	—	—	—	—	10,513
Mine restoration provision	1,819	—	—	9,690	9,690	21,199
Employee future benefits	1,087	1,187	1,676	117	4,566	8,633
Other liabilities	2,516	1,121	—	—	—	3,637
	438,535	42,485	38,777	386,192	21,842	927,831

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, Nicaraguan córdobas, United States dollars, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Mali, Namibia, the Philippines and Nicaragua.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2017, $92.4 million of the Company’s $147.5 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $5.5 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives, rand denominated gold forwards, United States dollar denominated gold forwards and LIBOR denominated interest rate swaps that are marked to market through the statement of operations. A 10%

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

change in the forward price of fuel would result in a $4.5 million change in the value of the fuel derivative portfolio. A 10% change in the United States dollar forward price of gold would result a $5.9 million change in the value of the gold forward portfolio and a 10% change in the rand versus the United States dollar would result in a $4.9 million change in the value of the gold forward portfolio. The impact of price changes on interest rate swap contracts would result in an insignificant change in their value.

16	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2017	2016
	$	$

Consolidated income before income taxes	68,896	68,530
Canadian federal and provincial income tax rates	26.00%	26.00%
Income tax expense at statutory rates	17,913	17,818

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(23,358)	(32,634)
Non-deductible expenditures	15,218	9,831
Losses for which no tax benefit has been recorded	19,880	24,017
Benefit of tax holiday extension	—	(4,802)
Withholding tax and minimum tax	10,152	11,669
Change due to foreign exchange	(30,607)	(169)
Change in accruals for tax audits	(649)	3,704
Changes in estimates of deferred tax assets	131	—
Non-deductible portion of losses (gains)	(500)	1,744
Amounts under provided for in prior years	(850)	(1,248)
Income tax expense	7,330	29,930

Current income tax, withholding and other taxes	27,500	25,064
Deferred income tax expense (recovery)	(20,170)	4,866
Income tax expense	7,330	29,930

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2017	2016
	$	$

Namibia	13,492	14,010
Mali	(22,155)	5,911
Nicaragua	4,440	3,646
Philippines	12,493	4,718
Canada	(188)	(270)
Other	(752)	1,915
	7,330	29,930

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2017	As at December 31, 2016	2017	2016
	$	$	$	$

Operating loss carry-forwards	58,042	69,087	11,045	(1,253)
Current assets and liabilities	789	(22)	(811)	(86)
Derivatives	1,857	3,757	1,900	4,264
Mining interests	(131,792)	(157,397)	(25,605)	7,007
Long term debt	—	—	—	(5,401)
Mine restoration provisions	19,398	15,240	(4,158)	(548)
Other	(2,379)	(4,737)	(2,358)	1,150
Deferred tax charged to equity	—	—	(183)	(267)
	(54,085)	(74,072)	(20,170)	4,866

Represented on the balance sheet as:

	2017	2016
	$	$

Deferred tax asset	(27,433)	—
Deferred tax liability	81,518	74,072
Balance, end of year	54,085	74,072

The Company has the following unrecognized deferred tax assets:

	2017	2016
	$	$

Capital and non-capital tax losses	112,886	105,221
Current assets	111	225
Debt and share issue costs	864	2,166
Mine restoration provisions	11,470	9,039
Mining interests and other	2,769	4,340
Long-term debt	7,805	3,653
	135,905	124,644

The Company has not recognized the potential deferred tax assets of $135.9 million (2016 - $124.6 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2017	2016
	$	$

Balance, beginning of year	74,072	68,939
Deferred income tax expense (recovery)	(20,170)	4,866
Amount charged to OCI	183	267
	(19,987)	5,133
Balance, end of year	54,085	74,072

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2017, the Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future taxable income that can be reduced by tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Year of expiry	Canada	Colombia	Nicaragua	Total
	$	$	$	$

2018	—	—	5,030	5,030
2027	125	—	—	125
2028	568	—	—	568
2029	4,536	—	—	4,536
2030	10,602	—	—	10,602
2031	7,809	—	—	7,809
2032	13,200	—	—	13,200
2033	5,535	—	—	5,535
2034	30,130	—	—	30,130
2035	37,226	—	—	37,226
2036	40,370	—	—	40,370
2037	38,232	—	—	38,232
No expiry	—	3,746	18,952	22,698
Total	188,333	3,746	23,982	216,061

At December 31, 2017 the Company had capital losses in Canada of $406.9 million which have no expiry date and can be applied against future capital gains.

During the year ended December 31, 2017 the Company paid $11.6 million (2016 - $8.7 million) of income taxes in cash.

17	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2017	2016
	$	$

Depreciation and depletion	160,469	172,324
Delivery into prepaid sales (Note 13)	(60,000)	—
Share-based payments (Note 12)	18,127	13,651
Gain on sale of Lynn Lake royalty (Note 8)	(6,593)	—
Write-down of mineral property interests (Note 8)	4,150	5,068
Provision for non-recoverable input taxes	2,180	2,767
Unrealized loss on fair value of convertible notes (Note 10)	11,144	46,742
Loss on sale of mineral properties (Note 8)	—	9,886
Unrealized gain on derivative instruments (Note 14)	(9,684)	(22,697)
Write-down of long-term investments (Note 7)	1,613	2,856
Deferred income tax (recovery) expense (Note 16)	(20,170)	4,866
Accretion of mine restoration provisions (Note 11)	1,855	1,144
Other	6,727	8,827
	109,818	245,434

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Changes in non-cash working capital:

	2017	2016
	$	$

Accounts receivable and prepaids	(6,768)	3,728
Value-added and other tax receivables	(4,441)	1,713
Inventories	(58,059)	(17,855)
Accounts payable and accrued liabilities	20,386	10,429
Current taxes payables	9,201	3,996
	(39,681)	2,011

Other exploration and development:

	2017	2016
	$	$

Fekola Mine, exploration	(8,441)	(3,698)
Otjikoto Mine, exploration	(1,220)	(1,994)
Masbate Mine, exploration	(4,668)	(4,492)
Libertad Mine, exploration	(6,751)	(4,269)
Limon Mine, exploration	(6,362)	(3,453)
Kiaka Project, exploration	(4,512)	(3,229)
Fekola Regional, exploration	(6,245)	(5,165)
Ondundu Project, exploration	(3,116)	(1,572)
Toega Project, exploration	(5,784)	(3,007)
Other	(6,574)	(6,157)
	(53,673)	(37,036)

Non-cash investing and financing activities:

	2017	2016
	$	$

Common shares issued for mineral property interests	—	1,716
Share-based payments, capitalized to mineral property interests	3,622	1,167
Interest expense, capitalized to mining interests	20,052	10,675
Change in current liabilities relating to mineral property expenditures	(6,759)	11,253
Common shares issued for purchase of non-controlling interest	(2,000)	—
Foreign exchange loss on Fekola equipment loan facility	(4,776)	—

18	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2017	2016
	$	$

Salaries and short-term employee benefits	6,841	9,232
Share-based payments	6,075	6,544
	12,916	15,776

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19	Production costs by nature

	2017	2016
	$	$

Raw materials and consumables	184,746	148,516
Contractors	63,328	81,005
Salaries and employee benefits	74,010	67,327
Electricity	18,652	19,628
Equipment rental	6,987	920
Other	21,767	19,844
Silver credits	(7,850)	(11,997)
Change in inventories	(26,140)	(18,569)
Capitalized to mining interests	(33,106)	(31,274)
	302,394	275,400

Salaries and employee benefits expense included in general and administrative costs were $21.9 million for the year ended December 31, 2017 (2016 - $22.4 million).

20	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Otjikoto, Masbate, Libertad and Limon mines, and the Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	2017
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	6,064	235,938	247,561	83,256	5,858	—	—	—	60,000	638,677
Intersegment gold revenue	—	—	—	21,528	43,721	—	—	—	(65,249)	—
Production costs	1,496	85,891	106,649	68,658	39,700	—	—	—	—	302,394
Depreciation & depletion	1,122	66,081	37,059	38,062	18,145	—	—	—	213	160,682
Write-down mineral property interest	—	2,700	—	—	—	—	—	1,450	—	4,150
Current income tax, withholding and other taxes	8,014	2,358	10,824	5,027	1,243	—	—	—	34	27,500
Net income (loss)	14,824	46,944	70,205	(17,420)	(17,160)	—	2,285	(1,495)	(36,617)	61,566
Capital expenditures	161,872	42,392	57,255	30,557	22,410	11,967	4,512	21,719	437	353,121
Total assets	1,213,244	466,767	520,969	108,109	72,420	65,830	70,263	82,822	84,733	2,685,157

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	2016
	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	207,674	255,580	163,660	56,379	—	—	—	—	—	683,293
Production costs	61,756	93,822	85,048	34,774	—	—	—	—	—	275,400
Depreciation & depletion	54,859	40,037	57,326	20,102	—	—	—	—	214	172,538
Write-down mineral property interest	—	—	—	—	—	—	142	4,926	—	5,068
Current income tax, withholding and other taxes	2,865	6,150	8,751	4,771	2,503	—	—	—	24	25,064
Net (loss) income	56,960	96,244	4,376	(11,855)	(6,110)	—	(557)	(14,954)	(85,504)	38,600
Capital expenditures	41,235	36,384	22,812	11,202	245,438	11,784	3,229	15,901	(235)	387,750
Total assets	470,932	510,819	129,819	68,406	909,627	53,724	65,074	60,337	67,397	2,336,135

The Company’s mining interests are located in the following geographical locations:

	2017	2016
	$	$
Mining interests
Mali	1,081,364	923,122
Philippines	431,797	413,113
Namibia	369,763	387,874
Nicaragua	121,671	122,095
Colombia	94,871	82,728
Burkina Faso	85,676	72,422
Finland	2,991	1,642
Canada	711	487
Other	1,119	597
	2,189,963	2,004,080

21	Commitments

As at December 31, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $6.1 million for Fekola Mine equipment, all of which is expected to be incurred in 2018.

•	For payments of $2.6 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $1.8 million for the solar plant at the Otjikoto Mine, all of which is expected to be incurred in 2018.

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals / write-offs	Reclass	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2017	As at Dec. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	—	26,577	—	1,068,207	1,094,784	—	(35,477)	—	(35,477)	1,059,307	—
Otjikoto	481,378	46,193	(2,966)	2,464	527,069	(95,698)	(67,680)	225	(163,153)	363,916	385,680
Masbate	517,457	56,815	(9,430)	60,880	625,722	(165,224)	(37,999)	9,298	(193,925)	431,797	352,233
Libertad	300,816	35,190	(355)	—	335,651	(226,488)	(37,425)	75	(263,838)	71,813	74,328
Limon	151,186	23,420	(1,248)	—	173,358	(107,255)	(21,610)	1,125	(127,740)	45,618	43,931
	1,450,837	188,195	(13,999)	1,131,551	2,756,584	(594,665)	(200,191)	10,723	(784,133)	1,972,451	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	(60,880)	—	—	—	—	—	—	60,880

Mine under construction
Fekola	908,855	159,352	—	(1,068,207)	—	—	—	—	—	—	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	5,082	—	—	69,989	—	—	—	—	69,989	64,907
Mocoa	29,004	37	—	—	29,041	—	—	—	—	29,041	29,004
Fekola Regional	9,326	7,885	—	—	17,211	—	—	—	—	17,211	9,326
Toega	4,819	5,784	—	—	10,603	—	—	—	—	10,603	4,819
Ondundu	2,130	3,116	—	—	5,246	—	—	—	—	5,246	2,130
Other	13,776	6,555	(1,450)	—	18,881	—	—	—	—	18,881	13,776
	123,962	28,459	(1,450)	—	150,971	—	—	—	—	150,971	123,962

Corporate
Office, furniture & equipment	1,827	437	—	—	2,264	(1,340)	(213)	—	(1,553)	711	487
	2,546,361	376,443	(15,449)	2,464	2,909,819	(596,005)	(200,404)	10,723	(785,686)	2,124,133	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	12,106	—	—	65,830	—	—	—	—	65,830	53,724
	2,600,085	388,549	(15,449)	2,464	2,975,649	(596,005)	(200,404)	10,723	(785,686)	2,189,963	2,004,080

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Acquisition costs/ Additions	Disposals / write-offs	Reclass	Balance at Dec. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2016	As at Dec. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	437,591	45,880	(882)	(1,211)	481,378	(41,810)	(54,270)	382	(95,698)	385,680	395,781
Masbate	472,021	35,128	(1,494)	11,802	517,457	(125,574)	(40,519)	869	(165,224)	352,233	346,447
Libertad	272,295	29,020	(499)	—	300,816	(169,721)	(57,001)	234	(226,488)	74,328	102,574
Limon	140,791	10,480	(85)	—	151,186	(87,197)	(20,101)	43	(107,255)	43,931	53,594
	1,322,698	120,508	(2,960)	10,591	1,450,837	(424,302)	(171,891)	1,528	(594,665)	856,172	898,396

Undeveloped mineral interests
Masbate	72,682	—	—	(11,802)	60,880	—	—	—	—	60,880	72,682

Mine under construction
Fekola	631,524	276,776	—	555	908,855	—	—	—	—	908,855	631,524

Exploration & evaluation properties (non-depletable)
Kiaka	61,527	3,380	—	—	64,907	—	—	—	—	64,907	61,527
Mocoa	28,717	287	—	—	29,004	—	—	—	—	29,004	28,717
Calibre	11,252	514	(11,766)	—	—	—	—	—	—	—	11,252
Fekola Regional	4,212	5,114	—	—	9,326	—	—	—	—	9,326	4,212
Toega	1,812	3,007	—	—	4,819	—	—	—	—	4,819	1,812
Ondundu	558	1,572	—	—	2,130	—	—	—	—	2,130	558
Other	11,758	5,883	(3,865)	—	13,776	—	—	—	—	13,776	11,758
	119,836	19,757	(15,631)	—	123,962	—	—	—	—	123,962	119,836

Corporate
Office, furniture & equipment	2,062	(235)	—	—	1,827	(1,134)	(206)	—	(1,340)	487	928
	2,148,802	416,806	(18,591)	(656)	2,546,361	(425,436)	(172,097)	1,528	(596,005)	1,950,356	1,723,366

Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	12,531	—	—	53,724	—	—	—	—	53,724	41,193
Quebradona	1,201	—	(1,201)	—	—	—	—	—	—	—	1,201
	42,394	12,531	(1,201)	—	53,724	—	—	—	—	53,724	42,394
	2,191,196	429,337	(19,792)	(656)	2,600,085	(425,436)	(172,097)	1,528	(596,005)	2,004,080	1,765,760